Exhibit 12


                  The Taubman Realty Group Limited Partnership
               Computation of Ratios of Earnings to Fixed Charges
                          (in thousands, except ratios)


                                             Nine Months Ended September 30
                                             ------------------------------
                                                   1995          1996
                                                   ----          ----

Net Earnings from Continuing Operations          $ 54,529      $ 60,308
   Add back:
      Fixed charges                                82,095        84,133
      Amortization of previously capitalized
      interest (1)                                  1,598         1,472
      Distributions in excess of equity in
      net income of 25% owned Joint Venture          (286)          122
   Deduct:
      Capitalized interest (1)                     (7,126)       (6,112)
                                                 --------      --------
          Earnings Available for Fixed Charges   $130,810      $139,923
                                                 ========      ========
Fixed Charges
   Interest expense                              $ 48,039      $ 52,873
   Capitalized interest                             5,891         3,443
   Interest portion of rent expense                 3,477         3,746
   Proportionate share of Joint Ventures'
   fixed charges                                   24,688        24,071
                                                 --------      --------
      Total Fixed Charges                        $ 82,095      $ 84,133
                                                 ========      ========

Ratio of earnings to fixed charges                    1.6           1.7




(1) Amounts  include  TRG's  pro  rata  share  of  capitalized   interest  and
    amortization of previously capitalized interest of the Joint Ventures.